Kitov Pharma Ltd.
One Azrieli Center, Round Tower

132 Menachem Begin Road

Tel Aviv, 6701101, Israel

September 26, 2019

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.

Washington, D.C. 20549

RE:	Kitov Pharma Ltd. Registration Statement on Form F-3 Originally filed September 16, 2019
File No. 333-233795

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Kitov Pharma Ltd. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form F-3 (the “Registration Statement”) to 5:00 p.m., Eastern Time on September 27, 2019, or as soon thereafter as practicable.

Should any member of the staff of the U.S. Securities and Exchange Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,
Kitov Pharma Ltd.

By:	/s/ Isaac Israel
Isaac Israel
Chief Executive Officer